UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR

For Period Ended: July 31, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________

                        PART I - REGISTRANT INFORMATION

                        Full Name of Registrant:                                Bio Solutions Manufacturing, Inc.
                        Former Name if Applicable:
                       Address of Principal Executive Office (Street and Number):                    1161 James Street
                       City, State and Zip Code:                            Hattiesburg, MS 39401

                        PART II - RULES 12b-25(b) AND (c)

                        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F,
11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been
	.	attached if applicable.

                          PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

    There will be a delay in filing the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended July 31, 2006 because the Company needs additional time to complete the report and its auditors need additional time to complete the review of the Company’s financial statements for the quarterly period ended July 31, 2006.

                        PART IV - OTHER INFORMATION

                       (1) Name and telephone number of person to contact in regard to this notification:

David S. Bennett	(601) 582-4000
(Name)	(Area Code) (Telephone number)

                      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
                           12 months (or for such shorter) period that the registrant was required to file such reports) been filed?
                            If answer is no, identify report(s):     ☒ Yes  ☐ No

                     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

                     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                Bio Solutions Manufacturing, Inc.
____________________________________________________________________________________
                                                        (Name of Registrant as Specified in Charter)

                     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                     Date: September 14, 2006     By:  /s/ David S. Bennett
                                                                                                  David S. Bennett, Chief Executive Officer

                    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in
accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or 32.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).